UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 26, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Mezzanine Loan – NexMetro Traditions Member, LLC

On November 13, 2020, Fundrise Balanced eREIT, LLC, which was subsequently merged with and into us, acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,081,000 (the “Traditions Mezzanine Loan”). The mezzanine borrower, NexMetro Traditions Member, LLC, a Delaware limited liability company (“Traditions Member”), planned to use the proceeds to develop cottage-like apartments, generally located at Forum Drive and Great Southwest Parkway, Grand Prairie, TX (the “Traditions Property”). Details of this acquisition can be found here.

On July 22, 2021, Fundrise Balanced eREIT, LLC executed an amendment to the Traditions Mezzanine Loan increasing the maximum principal balance to approximately $13,157,000. Traditions Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Traditions Member. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Traditions Mezzanine Loan, aggregate with the Traditions Senior Loan (as defined in the previously filed Form 1-U), was 80.7%. The LTC ratio is the amount of the Traditions Senior Loan plus the amount of the Traditions Mezzanine Loan, divided by the total anticipated cost to construct the Traditions Property.

On May 26, 2023, the Traditions Member paid back the Traditions Mezzanine Loan for the full amount of principal, plus interest, through the refinance of the Traditions Property. The Traditions Mezzanine Loan yielded an annualized rate of return of approximately 12.50%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 2, 2023